[TIENS BIOTECH GROUP (USA), INC. LETTERHEAD]

                                February 14, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jim B. Rosenberg
            Division of Corporate Finance

Re:  Tiens Biotech Group (USA), Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 31, 2006
     File Number:  001-32477

Dear Mr. Rosenberg:

Tiens Biotech Group (USA), Inc. (the "Company") hereby provides via the EDGAR system the Company's response to the comment letter issued by the Securities and Exchange Commission (the "Commission") dated December 21, 2006. The responses are set forth below, with each paragraph numbered to correspond to the numbered comments in the comment letter.

By Federal Express, the Company is furnishing the Commission's staff (the "Staff") with a copy of this letter and Exhibit 1 hereto.

QUESTION 1:
CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-5
-----------------------------------------------

Please explain to us why the change in deposits disclosed here and discussed in note 2 represents an operating activity.

ANSWER: In the Consolidated Financial Statements of the Company for 2004 and 2005, filed in the Company's Form 10-K for the fiscal year ended December 31, 2005 (the "Filing"), Deposits included Advances to Suppliers and
Prepaid Expenses. The $1,081,102 increase in Deposits for 2005 was due to an increase in Advances to Suppliers. Therefore, we disclosed the change in Deposits under Operating Activity in the Statement of Cash Flows in 2005.

However, in 2004, we included a long-term deposit of $3.59 million with a local government agency to acquire the land use right for property located in Shanghai in Prepaid Expenses, and put Deposit under the category of Other Assets. This was an error in classification. We would propose to revise the Consolidated Balance Sheets for 2004 and 2005 and separate Deposits into two parts. In the revised Consolidated Balance Sheets, we would propose to reclassify Prepaid Expenses and Advances to Suppliers into the line item of Prepaid Expenses in Current Assets and reclassify Deposits into the line item of Long-term Prepaid Expenses in Other Assets.

Because this long-term deposit was paid in 2004, it had no effect on the Consolidated Statements of Cash Flows for 2005. In the Consolidated Statements of Cash Flows for 2004, we would propose to reclassify the related cash flow of acquiring the land use right into Cash Flows from Investing Activities. For the Deposit line item, we would propose to change it to Prepaid Expenses, and add a figure of $3,593,700. Under Cash Flows from Investing Activities, a "Purchase of land use right" line item in the amount of $3,593,700 would proposed to be added.

We have attached as Exhibit 1 a clean and marked copy to show changes of the proposed revised Consolidated Balance Sheets and Consolidated Statement of Cash Flows.

QUESTION 2:
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES REVENUE RECOGNITION,
------------------------------------------------------------------------
PAGE F-8
--------

Please provide to us in disclosure type format a break out of your revenues for each product or group of products in accordance with paragraph 37 of SFAS 131.

ANSWER:
We would propose to add Note 14 in the Consolidated Financial Statements in the Filing to include the following disclosure:

Note 14 - Segment Information

The Company has a single operating segment. Summarized enterprise-wide financial information concerning the Company's revenues based on geographic area and product groups is shown in the following tables:

REVENUE BY GEOGRAPHIC AREA:

                                         YEAR ENDED DECEMBER 31,
                               ------------------------------------------
                                   2005           2004           2003
                               ------------   ------------   ------------
Domestic                       $ 38,181,090   $ 29,210,167   $ 25,022,437
Overseas                       $ 30,507,579   $ 29,700,365   $ 13,369,771
                               ------------   ------------   ------------
  Total                        $ 68,688,669   $ 58,910,532   $ 38,392,208
                               ============   ============   ============

REVENUE BY PRODUCT GROUP:

                                         YEAR ENDED DECEMBER 31,
                               ------------------------------------------
                                   2005           2004           2003
                               ------------   ------------   ------------
Wellness products              $ 58,884,556   $ 53,103,810   $ 33,796,347
Dietary supplement products    $  4,360,795   $  2,543,765   $  1,842,573
Personal care products         $  5,443,318   $  3,262,957   $  2,753,288
                               ------------   ------------   ------------
  Total                        $ 68,688,669   $ 58,910,532   $ 38,392,208
                               ============   ============   ============

QUESTION 3:
NOTE 3 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, PAGE F-19
--------------------------------------------------------------------

We note that you offset $6 million of the dividend payable due to a minority shareholder against other receivables due from related parties. Please explain to us the appropriateness of offsetting these amounts within the balance sheet. Include any references to the specific paragraphs within the authoritative literature that support this treatment. Also explain to us how you presented this in your Statement of Cash Flows.

ANSWER:
The 20% minority owner of the Company's subsidiary, Tianjin Tianshi Biological Development Co., Ltd. ("Biological") is Tianjin Tianshi Pharmaceuticals Co., LTD. ("Pharmaceuticals"). In 2005 Pharmaceuticals had an aggregate total debt of $6,016,548 outstanding to Biological. Pursuant to an agreement between Pharmaceuticals and Biological, the parties had a legal right to offset the amount of Pharmaceuticals' debt against dividends payable to Pharmaceuticals in the amount of $6,074,684. The balance of $58,136 was paid to the Pharmaceuticals in cash in 2005 as shown in the Consolidated Statements of Cash Flows for 2005.

QUESTION 4
NOTE 7 - RELATED PARTY TRANSACTIONS, PAGE F-21
----------------------------------------------

Please provide to us in disclosure type format a discussion of the terms and manner of settlement for all material related party transactions in accordance with SFAS 57. Also provide to us in disclosure type format a discussion of why the $24 million loaned to Tianshi Engineering was loaned, then paid off, and then loaned again. Include why this does not appear to be reflected in the Statement of Cash Flows.

ANSWER:

Transactions with Tianjin Tianshi Biological Engineering Co., Ltd.
------------------------------------------------------------------
The Company sells products to distributors that are related to the Company through common ownership. The related party distributors in turn market and sell the Company's products to independent distributors or end users of the products. The related party distributors are solely responsible for all marketing and payments of sales commissions to independent distributors.

The Company entered into a series of transactions with Tianjin Tianshi Biological Engineering Co., LTD ("Tianshi Engineering"), a Chinese company wholly owned by Jiyuan Li, president of the Company and his daughter, Baolan Li. The Company sells products to distributors through Tianshi Engineering within China. This related party sales amounted to $38,181,090, $29,210,167 and $25,022,437 for the years ended December 31, 2005, 2004 and 2003, respectively, which represent 100% of total sales in China for each of the years then ended. Amounts due from Tianshi Engineering were $204,275, $1,710,446 and $1,085,311 as of December 31, 2005, 2004 and 2003, respectively.

On September 1, 2005, the Company issued a short-term note to Tianshi Engineering in the amount of RMB 15,000,000, or approximately $1,857,000. The note was interest free and was due on December 31, 2005. This note was repaid in 2005. On October 1, 2005, Biological loaned Tianshi Engineering RMB 200,000,000, or approximately $24,400,000. The loan was non-interest bearing, matured December 31, 2005 and was repaid upon maturity. The purpose of the loans was to enable Tianshi Engineering to strengthen its sales network in China.

Transactions with Tianshi Group.
--------------------------------
On June 30, 2003, the Company entered into an office and facilities lease agreement with Tianjin Tianshi Group Co. Ltd ("Tianshi Group"), a company owned 90% by Jinyuan Li and 10% by Baolan Li. Under the terms of the 5 year agreement, the Company's annual rent is equal to 1% of gross revenues. In addition, the Company is obligated to pay insurance, maintenance and other expenses related to the premises. Rent expense totaled $667,990, $595,494 and $375,645 for the years ended December 31, 2005, 2004 and 2003, respectively.

On September 7, 2005, the Company issued a short-term note to Tianshi Group in the amount of RMB 8,000,000, or approximately $990,400. The note bore annual interest of 5.22% and matured on December 31, 2005. The entire principle and $17,280 of interest was paid upon maturity of the note.

$24 million Loan to Tianshi Engineering
---------------------------------------
According to the term loan agreement with Tianshi Engineering dated Oct 1, 2005, the loan was required to be paid off by December 31, 2005. In order to comply with the agreement, Tianshi Engineering paid the loan off on Dec 31, 2005. However, in order to expand its market in China and enlarge its sales network, Tianshi Engineering needed more capital. The management felt it was in its best interest to support its only sales channel in China, Tianshi Engineering, and therefore, loaned $24 million to Tianshi Engineering again January 1, 2006.

Since the $24 million loaned to Tianshi Engineering was loaned and paid off during the same accounting period, the Company did not include it in the Consolidated Statements of Cash Flows for 2005, as permitted in paragraph 13 of SFAS 95.

QUESTION 5:
NOTE 12 - MINORITY INTEREST DISTRIBUTIONS, PAGE F-28
----------------------------------------------------

Please explain to us how this table relates to the amounts disclosed in your balance sheets as "Minority Interest" and provide to us a roll forward of those balances. Also explain to us in disclosure type format how the amounts of the distributions are determined and why certain distributions do not appear to be reflective of the minority ownership percentages.

ANSWER:
The table in Note 12 discloses historical dividends declared and paid, as well as the amount of unpaid dividends. Minority Interest carried on the Consolidated Balance Sheets reflects the minority shareholder's ownership which is reduced by dividends declared and increased by earnings. The roll forward of Minority Interest in the Consolidated Balance Sheets is as follows:

                                              BIOLOGICAL                      YIHAI
                                               MINORITY                      MINORITY         TOTAL
                               BIOLOGICAL      INTEREST         YIHAI        INTEREST       MINORITY
                                  (USD)         (20)%           (USD)        (0.60)%        INTEREST
                              ------------   ------------   ------------   ------------   ------------
Balance, December 31, 2003      41,363,630      8,272,726              0              0      8,272,726
Paid-in-capital                          0              0     30,033,868        180,203        180,203
Net income                      35,067,574      7,013,515              0              0      7,013,515
Dividend declared              (24,646,935)    (4,929,387)             0              0     (4,929,387)
Dividend declared              (15,125,000)    (3,025,000)                                  (3,025,000)
                              ------------   ------------   ------------   ------------   ------------
Balance, December 31, 2004      36,659,269      7,331,854     30,033,868        180,203      7,512,057
Net income (loss)               36,633,220      7,326,644       (835,705)        (5,014)     7,321,630
Dividend declared              (14,523,235)    (2,904,647)             0              0     (2,904,647)
                              ------------   ------------   ------------   ------------   ------------
Balance, December 31, 2005      58,769,254     11,753,851     29,198,163        175,189     11,929,040
                              ============   ============   ============   ============   ============

Dividends declared are split pro rata between the shareholders according to their ownership interest. However, payment of the dividends may occur at different times to the shareholders, resulting in distributions which do not appear to be reflective of the minority ownership percentages. In 2005 and 2004, minority shareholders owned approximately 20% of the Company's subsidiaries.
Note 12 is correct, except for the two lines "dividends declared" and "dividends paid" during 2005 in the table, which shows the allocation of dividends between Tianshi International and the minority shareholder and dividends outstanding. The corrected table is as follows:

                                                  TIANSHI            MINORITY
                                 TOTAL         INTERNATIONAL       SHAREHOLDER
                           ----------------   ----------------   ----------------
Dividends outstanding,
 December 31, 2003         RMB            -   RMB            -   RMB            -
  Dividends declared            328,695,719        262,956,575         65,739,144
  Dividends paid               (248,169,814)      (182,430,670)       (65,739,144)
                           ----------------   ----------------   ----------------
Dividends outstanding,
 December 31, 2004         RMB   80,525,905   RMB   80,525,905   RMB            -
  Dividends declared            119,981,441         95,985,153         23,996,288
  Dividends paid                (72,395,708)       (48,399,420)       (23,996,288)
                           ----------------   ----------------   ----------------
Dividends outstanding,
 December 31, 2005         RMB  128,111,638   RMB  128,111,638   RMB            -
                           ================   ================   ================
Dividends outstanding,
 December 31, 2005         $     15,885,843   $     15,885,843   $              -
                           ================   ================   ================

In addition, the comment letter sought certain declarations from the Company. As such, we hereby acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                  Sincerely,


                                                         /s/ Wenjun Jiao
                                                         -----------------------
                                                  Name:  Wenjun Jiao
                                                  Title: Chief Financial Officer

                                    EXHIBIT 1

                TIENS BIOTECH GROUP (USA), INC. AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS [Clean Version]
                        AS OF DECEMBER 31, 2005 AND 2004

                                                                 2005             2004
                                                            --------------   --------------
                          ASSETS
                          ------

CURRENT ASSETS:
Cash                                                        $   77,545,991   $   39,243,872
Accounts receivable, trade - related parties, net of
 allowance for doubtful accounts of $206,916 and $30,442
 as of December 31, 2005 and 2004, respectively                  2,165,958        6,058,021
Other receivables                                                  234,486          529,036
Other receivables - related parties                              3,281,081        8,144,740
Inventories                                                      7,516,352        4,567,418
                                                            --------------   --------------
Prepaid Expense                                                  1,698,090          636,363
                                                            --------------   --------------

Total current assets                                            92,441,958       59,179,450
                                                            --------------   --------------

PLANT AND EQUIPMENT, net                                        24,877,688       20,200,806
                                                            --------------   --------------

OTHER ASSETS:
Intangible assets, net                                             476,637          469,765
Long-term Prepaid Expense                                        3,682,800        3,593,700
Employee advances                                                  145,071           75,212
                                                            --------------   --------------
Total other assets                                               4,304,508        4,138,677
                                                            --------------   --------------

Total assets                                                $  121,624,154   $   83,518,933
                                                            ==============   ==============

          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------

CURRENT LIABILITIES:
Accounts payable                                            $    2,698,813   $    1,791,019
Accounts payable - related parties                                       -          209,199
Advances from customers - related parties                        2,077,130          673,349
Wages and benefits payable                                       1,045,052          165,370
Other taxes payable                                              1,413,054          623,113
Other payables                                                     339,390          263,469
Other payables - related parties                                 1,816,534          945,274
Current portion of long term debt                                2,130,000          155,442
Total current liabilities                                       11,519,973        4,826,235
LONG TERM DEBT, net of current portion                           8,527,742       10,657,742
                                                            --------------   --------------

Total liabilities                                               20,047,715       15,483,977
                                                            --------------   --------------

MINORITY INTEREST                                               11,929,040        7,512,057
                                                            --------------   --------------

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 260,000,000 shares
 authorized, 71,333,586 issued and
 outstanding, respectively                                          71,334           71,334
Paid-in-capital                                                  8,842,009        8,842,009
Statutory reserves                                               9,420,783        9,420,783
Retained earnings                                               69,079,060       42,200,940
Accumulated other comprehensive income (loss)                    2,234,213          (12,167)
                                                            --------------   --------------
Total shareholders' equity                                      89,647,399       60,522,899
                                                            --------------   --------------
Total liabilities and shareholders' equity                  $  121,624,154   $   83,518,933
                                                            ==============   ==============

                TIENS BIOTECH GROUP (USA), INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS [Clean Version]
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                 2005             2004
                                                            --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                  $   26,878,120   $   27,438,296
Adjustments to reconcile net income to cash
 provided by (used in) operating activities:
Minority interest                                                7,321,630        7,013,515
Depreciation                                                     1,701,415        1,303,433
Amortization                                                       134,070           51,718
(Gain) loss on sale of assets                                      289,632          124,536
(Increase) decrease in assets:
Accounts receivable, trade - related parties                     3,983,584       (6,049,488)
Other receivables                                                  303,201         (389,216)
Other receivables - related parties                              2,096,269       11,773,082
Inventories                                                     (2,794,529)        (563,202)
Employee advances                                                  (67,007)         746,324
Prepaid expense                                                 (1,081,102)         415,194

Increase (decrease) in liabilities:
Accounts payable                                                   850,852         (740,810)
Accounts payable - related parties                                (211,274)        (549,371)
Advances from customers - related parties                        1,366,951       (4,468,312)
Wages and benefits payable                                         862,872          139,923
Other taxes payable                                                763,249          416,390
Other payables                                                      70,110          236,218
Other payables - related parties                                   837,554         (367,014)
                                                            --------------   --------------
Net cash provided by operating activities                       43,305,597       36,531,216
                                                            --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in loans receivable - related party                             -
Increase in intangible assets                                     (113,133)        (158,153)
Proceeds from sales equipment and automobiles                       28,581          713,036
Purchase of land use right                                                       (3,593,700)
Purchase of equipment and automobiles                           (6,100,936)      (4,268,097)
                                                            --------------   --------------
Net cash (used in) provided by investing activities             (6,185,488)      (7,306,914)
                                                            --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments, net of borrowings on short term notes payable                  -       (5,324,000)
Payments on long term debt                                        (156,984)        (259,513)
Payments to minority interest shareholder                          (58,136)      (7,778,113)
Proceeds from long term debt                                             -       10,657,742
Proceeds of stock receivable                                             -            6,650
                                                            --------------   --------------
Net cash used in financing activities                             (215,120)      (2,697,234)
                                                            --------------   --------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          1,397,130           (8,239)
                                                            --------------   --------------
INCREASE IN CASH                                                38,302,119       26,518,829

CASH, beginning of year                                         39,243,872       12,725,043
                                                            --------------   --------------
CASH, end of year                                           $   77,545,991   $   39,243,872
                                                            ==============   ==============

                TIENS BIOTECH GROUP (USA), INC. AND SUBSIDIARIES

                  CONSOLIDATED BALANCE SHEETS [Marked Version]
                        AS OF DECEMBER 31, 2005 AND 2004

                                                                 2005              2004
                                                            --------------   --------------
                          ASSETS
                          ------

CURRENT ASSETS:
Cash                                                        $   77,545,991   $   39,243,872
Accounts receivable, trade - related parties, net of
 allowance for doubtful accounts of $206,916 and $30,442
 as of December 31, 2005 and 2004, respectively                  2,165,958        6,058,021
Other receivables                                                  234,486          529,036
Other receivables - related parties                              3,281,081        8,144,740
Inventories                                                      7,516,352        4,567,418
[ Prepaid Expense                                                1,698,090          636,363 ] [Added]

[ Total current assets                                          90,743,868       58,543,087 ] [Deleted]
[ Total current assets                                          92,441,958       59,179,450 ] [Added]
                                                            --------------   --------------

PLANT AND EQUIPMENT, net                                        24,877,688       20,200,806
                                                            --------------   --------------

OTHER ASSETS:
Intangible assets, net                                             476,637          469,765
[ Long-term Prepaid Expense                                      3,682,800        3,593,700 ] [Added]
Employee advances                                                  145,071           75,212
[ Deposits                                                       5,380,890        4,230,063 ] [Deleted]
                                                            --------------   --------------
[ Total other assets                                             6,002,598        4,775,040 ] [Deleted]
[ Total other assets                                             4,304,508        4,138,677 ] [Added]
                                                            --------------   --------------

Total assets                                                $  121,624,154   $   83,518,933
                                                            ==============   ==============

           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------

CURRENT LIABILITIES:
Accounts payable                                            $    2,698,813   $    1,791,019
Accounts payable - related parties                                       -          209,199
Advances from customers - related parties                        2,077,130          673,349
Wages and benefits payable                                       1,045,052          165,370
Other taxes payable                                              1,413,054          623,113
Other payables                                                     339,390          263,469
Other payables - related parties                                 1,816,534          945,274
Current portion of long term debt                                2,130,000          155,442
Total current liabilities                                       11,519,973        4,826,235

LONG TERM DEBT, net of current portion                           8,527,742       10,657,742
                                                            --------------   --------------

Total liabilities                                               20,047,715       15,483,977
                                                            --------------   --------------

MINORITY INTEREST                                               11,929,040        7,512,057
                                                            --------------   --------------

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 260,000,000 shares
 authorized, 71,333,586 issued and outstanding,
 respectively                                                       71,334           71,334
Paid-in-capital                                                  8,842,009        8,842,009
Statutory reserves                                               9,420,783        9,420,783
Retained earnings                                               69,079,060       42,200,940
Accumulated other comprehensive income (loss)                    2,234,213          (12,167)
                                                            --------------   --------------
Total shareholders' equity                                      89,647,399       60,522,899
                                                            --------------   --------------
Total liabilities and shareholders' equity                  $  121,624,154   $   83,518,933
                                                            ==============   ==============

                TIENS BIOTECH GROUP (USA), INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CASH FLOWS [Marked Version]
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                 2005             2004
                                                            --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                  $   26,878,120   $   27,438,296
Adjustments to reconcile net income to cash
 provided by (used in) operating activities:
Minority interest                                                7,321,630        7,013,515
Depreciation                                                     1,701,415        1,303,433
Amortization                                                       134,070           51,718
(Gain) loss on sale of assets                                      289,632          124,536
(Increase) decrease in assets:
Accounts receivable, trade - related parties                     3,983,584       (6,049,488)
Other receivables                                                  303,201         (389,216)
Other receivables - related parties                              2,096,269       11,773,082
Inventories                                                     (2,794,529)        (563,202)
Employee advances                                                  (67,007)         746,324
[ Deposits                                                                       (3,178,506) ] [Deleted]
[ Prepaid expense                                               (1,081,102)         415,194  ] [Added]
[ Increase (decrease) in liabilities:                                                        ] [Added]
Accounts payable                                                   850,852         (740,810)
Accounts payable - related parties                                (211,274)        (549,371)
Advances from customers - related parties                        1,366,951       (4,468,312)
Wages and benefits payable                                         862,872          139,923
Other taxes payable                                                763,249          416,390
Other payables                                                      70,110          236,218
Other payables - related parties                                   837,554         (367,014)
                                                            --------------   --------------
[ Net cash provided by operating activities                     43,305,597       32,937,516 ] [Deleted]
[ Net cash provided by operating activities                     43,305,597       36,531,216 ] [Added]
                                                            --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in loans receivable - related party                             -                -
Increase in intangible assets                                     (113,133)        (158,153)
Proceeds from sales equipment and automobiles                       28,581          713,036
[ Purchase of land use right                                                     (3,593,700) ] [Added]
Purchase of equipment and automobiles                           (6,100,936)      (4,268,097)
                                                            --------------   --------------
[ Net cash (used in) provided by investing activities           (6,185,488)      (3,713,214) ] [Deleted]
[ Net cash (used in) provided by investing activities           (6,185,488)      (7,306,914) ] [Added]
                                                            --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments, net of borrowings on short term notes payable                  -       (5,324,000)
Payments on long term debt                                        (156,984)        (259,513)
Payments to minority interest shareholder                          (58,136)      (7,778,113)
Proceeds from long term debt                                             -       10,657,742
Proceeds of stock receivable                                             -            6,650
                                                            --------------   --------------
Net cash used in financing activities                             (215,120)      (2,697,234)
                                                            --------------   --------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          1,397,130           (8,239)
                                                            --------------   --------------
INCREASE IN CASH                                                38,302,119       26,518,829

CASH, beginning of year                                         39,243,872       12,725,043
                                                            --------------   --------------
CASH, end of year                                           $   77,545,991   $   39,243,872